SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

NOBEL LEARNING COMMUNITIES, INC.

(Name of Subject Company (Issuer))

NOBEL LEARNING COMMUNITIES, INC.

(Name of Filing Person (Offeror and Issuer))

Options to Purchase Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

654889104

(CUSIP Numbers of Class of Securities)

(Underlying Common Stock)

George H. Bernstein

President and Chief Executive Officer

Nobel Learning Communities, Inc.

1615 West Chester Pike, Suite 200

West Chester, PA 19382-6223

(484) 947-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Brian M. Katz, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103

(215) 981-4000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,281,267	$497.06

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $497.06	Filing Party: Nobel Learning Communities, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 5, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 3 TO SCHEDULE TO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Nobel Learning Communities, Inc. (the “Company”) on July 5, 2011, as amended (the “Schedule TO”). The Schedule TO is an offer to the holders of all eligible options (as defined in the Offer to Purchase) to purchase shares of the Company’s common stock (the “Options”) to tender their Options for purchase by the Company upon the terms and conditions set forth in the Offer to Purchase for Cash All Outstanding Options to Purchase Shares of Nobel Learning Communities, Inc. Common Stock, dated July 5, 2011 (the “Offer to Purchase”) filed as Exhibit (a)(1)(i) to the Schedule TO. The offer to purchase all of the Options (as described in the Offer to Purchase, the “Offer”) is being made in connection with the proposed merger of the Company with Academic Merger Sub, Inc., a wholly owned subsidiary of Academic Acquisition Corp., pursuant to that certain Agreement and Plan of Merger, dated May 17, 2011, by and among the Company, Merger Sub and Parent, filed as Exhibit (d)(1) to the Schedule TO.

This Amendment No. 3 is being filed to amend and supplement certain provisions of the Schedule TO to the extent set forth herein and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Purchase remains unchanged. This Amendment No. 3 should be read in conjunction with the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 11.

Pursuant to this Amendment No. 3, Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The right of holders to surrender their Options for purchase by the Company pursuant to the Offer to Purchase expired at 12:00 p.m., New York City time, on August 9, 2011. All Options, which represent, in the aggregate, the right to purchase 1,466,332 shares of the Company’s common stock, were validly surrendered. The aggregate purchase price for such Options pursuant to the Offer to Purchase was $4,281,267. The Company has accepted for purchase all of the Options validly surrendered. The Company will promptly deliver the aggregate purchase price for the Options to the holders thereof.

ITEM 12. EXHIBITS.

Exhibit	Description

(a)(1)(i)*	Offer to Purchase for Cash All Outstanding Options to Purchase Shares of Nobel Learning Communities, Inc., dated July 5, 2011.

(a)(1)(ii)*	Election to Tender Eligible Options Pursuant to the Offer to Purchase, dated July 5, 2011.

(a)(1)(iii)*	Form of Notice of Withdrawal of Previously Tendered Options.

(a)(1)(iv)*	Form of Letter to Optionholders, dated July 5, 2011.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)*	Press release, dated August 2, 2011.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger by and among Academic Acquisition Corp., Academic Merger Sub, Inc. and Nobel Learning Communities, Inc., dated as of May 17, 2011, incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Nobel Learning Communities, Inc. with the Securities and Exchange Commission on May 18, 2011.

(d)(2)*	Definitive Proxy Statement of Nobel Learning Communities, Inc., incorporated herein by reference to the Schedule 14A filed by Nobel Learning Communities, Inc. with the Securities and Exchange Commission on June 29, 2011.

(g)	Not applicable.

(h)	Not applicable.

*	- Previously filed.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOBEL LEARNING COMMUNITIES, INC.

By:	/s/ Thomas Frank
Name: Thomas Frank
Title: Chief Financial Officer

Date: August 9, 2011